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                                                                    Exhibit 99.1

[LOGO VIVENDI UNIVERSAL]


                 Future Vivendi Universal Supervisory Board



Paris, March 14, 2005 - During Vivendi Universal's (Paris Bourse: EX FP; NYSE:
V) Ordinary and Extraordinary Annual General Meeting (AGM), to take place on Thursday April 28, 2005 (on second notice), shareholders will notably be asked to approve the appointment to the future Supervisory Board of three new members:

- Ms. Sarah J. Frank, Chair of Sarah Frank & Co, former President and CEO of BBC Worldwide Americas,

-     Mr. Patrick Kron, Chairman and CEO of Alstom,

- Mr. Andrzej Olechowski, Advisor to Trust Polska, former Minister of Foreign Affairs (1993-1995) and Minister of Finance (1992) of Poland.

Subject to approval of the resolutions by the AGM, and after the departure of Ms. Marie-Josee Kravis, Mr. Bertrand Collomb and Mr. Gerard Kleisterlee , who, for personal reasons, all chose not to continue to serve on the future Supervisory Board of Vivendi Universal, the Supervisory Board will be comprised of the three new members aforementioned and the Board's nine current members. Mr. Jean-Rene Fourtou will chair the Supervisory Board and Mr. Jean-Bernard Levy will chair the Management Board.


                                      * * *


Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).
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Important Disclaimer:
---------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risk that the individuals mentioned above may not be set forth for appointment as provided for above, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor does it have any obligation, to provide, update, or revise any forward-looking statements.


Media                               Investor Relations
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Antoine Lefort                      Daniel Scolan
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Agnes Vetillart                     Laurence Daniel
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Alain Delrieu
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